UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

In filing this Amendment No. 7 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 4.           Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Preliminary Proxy Statement

On April 12, 2013, the Group (as defined in Amendment No. 6), including the Reporting Persons, filed a preliminary proxy statement (the “Preliminary Proxy”) with the SEC.  Once in definitive form, the proxy statement and an accompanying proxy card will be used by the Group to solicit proxies for election of Mr. Zenni and Martin J. Auerbach to the Board of Directors of the Issuer at the annual meeting of stockholders of the Issuer (the “2013 Annual Meeting”).  A copy of the Preliminary Proxy is attached hereto as exhibit 99.11.

Motion for Preliminary Injunction

On April 8, 2013, Z Capital, Z Capital Special Situations Fund Holdings I, L.L.C., Z Capital Special Situations Fund Holdings II, L.L.C., Z Capital HG, L.L.C. and Z Capital HG-C, L.L.C (collectively, “Plaintiffs”) filed a Motion for Preliminary Injunction (the “Motion”) in the District Court of Clark County, Nevada relating to the Complaint (as defined in Amendment No. 5).  The Motion seeks, among other things: (i) to enjoin the recognition and enforcement of the Articles of Incorporation of the Issuer (the “Articles”), the By-Laws of the Issuer (the “By-Laws”),  Certificate of Designation of Series A Preferred Stock and Rights Agreement of the Issuer, and the Rights Agreement; (ii) to enjoin defendants from taking any action inconsistent with or refusing to take any action required by the Operating Agreement; (iii) to compel defendants to restate and reform the Articles and the By-Laws to conform to the terms of the Operating Agreement; and (iv) to compel defendants to provide a shareholder list.  A copy of the Motion is attached hereto as exhibit 99.12.

The court had scheduled a non-evidentiary hearing on the Motion in the ordinary course for May 13, 2013, which is one day prior to the 2013 Annual Meeting to be held on May 14, 2013.  Plaintiffs filed a procedural application to shorten the time on which the Motion will be heard, which was granted rescheduling the hearing for April 29, 2013.  Plaintiffs also supplemented the Motion to request, in the event that the court determines that a further evidentiary hearing on the Motion is required before issuance of a preliminary injunction, that the court issue a temporary restraining order (“TRO”) granting the relief sought in the Motion pending such further hearing or, in the alternative, that the court issue a TRO postponing the date of the 2013 Annual Meeting to a date after the court can conduct such an evidentiary hearing.

The foregoing description of the Preliminary Proxy and the Motion does not purport to be complete and is qualified in its entirety by reference to the full text of the Preliminary Proxy and the Motion, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

NOTICE TO INVESTORS

The Group intends to file with the SEC a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting.  Information relating to the participants in such proxy solicitation has been included in the Preliminary Proxy filed as Exhibit 99.11 hereto.  STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. When completed and available, the Group’s definitive proxy statement and a form of proxy card will be mailed to stockholders of the Company. These materials and other materials filed by the Group in connection with the solicitation of proxies will be available at no charge at the SEC’s website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by the Group with the SEC will also be available, without charge, by directing a request by mail to Z Capital at Two Conway Park, 150 Field Drive, Suite 300, Lake Forest, IL 60045, attn.: General Counsel, or by telephone to (847)-235-8100.

Item 7.           Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013).
99.11	Preliminary Proxy Statement (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A, filed on April 12, 2013, File No. 000-54085).
99.12

Motion for Preliminary Injunction , filed in the District Court of Clark County, Nevada by Z Capital Partners, L.L.C., Z Capital Special Situations Fund Holdings I, L.L.C., Z Capital Special Situations Fund Holdings II, L.L.C., Z Capital HG, L.L.C. and Z Capital HG-C, L.L.C, dated April 8, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2013

Z CAPITAL PARTNERS, L.L.C.

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

ZENNI HOLDINGS, LLC

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

JAMES J. ZENNI

	By:	/s/ James J. Zenni